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AUG 3 1 2009

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES & EXCHANGE COMMISSION
RECEIVED
APR 0 3 2009
CHICAGO REGIONAL OFFICE

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/3

AB 9/12

OATH OR AFFIRMATION

I, Peter F. Lallos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of February 26, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial and Operations Principal

Title

Notary Public

[illegible]
Notary Public - Kings County
No. [illegible]
Qualified in Kings County
Certificate Filed in New York County
My Commission Expires September 7, 2012

SECURITIES & EXCHANGE COMMISSION
RECEIVED
APR 03 2009
CHICAGO REGIONAL OFFICE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC
Index
December 31, 2008

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Archipelago Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Archipelago Securities, LLC (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

Archipelago Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 63,960,826
Receivables from clearing organizations	7,325,713
Receivables from related parties	8,707,897
Other assets	193,672
Total assets	$ 80,188,108
Liabilities and Member's Equity	
Liabilities	
Payables to brokers, dealers, and exchanges	$ 7,389,596
Payables to related parties	37,923,095
Income tax payable	5,093,537
Other payables	144,538
Total liabilities	50,550,766
Member's equity	29,637,342
Total liabilities and member's equity	$ 80,188,108

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Operations
Year Ended December 31, 2008

Revenues	
Routing fees	$ 82,508,250
Clearing fees	20,212,249
Activity assessment fees	3,839,724
Interest and other	506,703
Total revenues	107,066,926
Expenses	
Routing charges	94,425,193
Section 31 fees	3,839,724
Clearance, brokerage and other transaction expenses	1,151,018
General and administrative	123,086
Total expenses	99,539,021
Income before income tax provision	7,527,905
Income tax provision	2,869,732
Net income	$ 4,658,173

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2008

Balance as of December 31, 2007	$ 24,979,169
Net Income	4,658,173
Balance as of December 31, 2008	$ 29,637,342

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 4,658,173
Change in assets and liabilities	
Decrease (increase) in operating assets	
Receivables from clearing organizations	(2,881,639)
Receivables from related parties	159,716
Other assets	(66,940)
Increase (decrease) in operating liabilities	
Payables to brokers, dealers and exchanges	1,884,630
Payables to related parties	37,923,095
Security sold short not yet purchased	(38,500)
Income tax payable	2,869,732
Other payables	(462,364)
Net cash provided by operating activities	44,045,903
Net increase in cash and cash equivalents	44,045,903
Cash and cash equivalents	
Beginning of year	19,914,923
End of year	$ 63,960,826

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

Archipelago Securities, LLC (the "Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly owned subsidiary of Archipelago Holdings, Inc. (the "Parent" or "Member"), a Delaware corporation. Effective April 4, 2007, the Parent became a wholly-owned subsidiary of NYSE Euronext ("NYX").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and the Pacific Exchange ("PCX") for trading of options. The Company primarily acts as a routing agent of ArcaEx and PCX by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. Beginning in March 2007, the Company also acts as a routing agent for the New York Stock Exchange ("NYSE"), which is a wholly-owned subsidiary of NYX. The Company also clears transactions on behalf of ArcaEx, PCX, NYSE, and Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2008 include $61,664,968 invested solely in a tax-exempt money market fund that is governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at a major U.S. financial institution. Interest income is accrued as earned.

Securities Transactions

Revenues and related expenses, which consist of routing charges and clearance, brokerage and other transaction expenses, are accounted for on a trade date basis.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition

(including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes
The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns of income of the Parent. The Company has provided for income taxes as if the Company was filing separate returns for the year ended December 31, 2008.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109").

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

The Company had no unrecognized tax benefit at December 31, 2008.

Accounting & Reporting Developments
Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 also required expanded disclosures to provide information about the extent to which fair value is used to measure the assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on earnings. The adoption of SFAS 157 did not have an impact on the Company's statement of financial condition or statement of operations.

3. Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from ArcaEx and affiliates representing a mark up of actual routing costs charged by other execution venues. For the year ended December 31, 2008, this fee totaled $82,508,250 of which $8,027,785 was receivable as of December 31, 2008.

The Company performs clearing services on behalf of affiliates. For the year ended December 31, 2008, the Company charged affiliates $20,212,249 for clearing services of which $679,320 was receivable as of December 31, 2008.

An affiliate performs clearing services on behalf of the Company. For the year ended December 31, 2008, the affiliate charged the Company $223,391 for clearing services.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to

facilitate the operation of the routing broker and to provide certain other corporate and business services.

The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations. As of December 31, 2008, the Company has a $37,911,526 related party payable associated with such transactions.

4. Income Taxes

The provision for income taxes for the year ended December 31, 2008 consisted of:

Current	
Federal	$ 2,278,486
State	591,246
Income tax provision	$ 2,869,732

The Company's effective tax rate differs from the federal statutory rate mainly due to the effects of state and local taxes.

5. Subsequent Events

On January 28, 2009, the Parent company received a positive determination on its request for an adjustment to the statutory business allocation percentage apportionment. This determination will impact the state tax liability calculated for the taxable years of 2006 to 2009, contingent on certain terms met by the Parent.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2008, the Company's net capital of $19,502,474 was $19,252,474 in excess of required net capital.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

SUPPLEMENTARY INFORMATION

Archipelago Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Schedule I

Net capital	
Total member's equity	$ 29,637,342
Nonallowable assets, deductions and charges	
Receivables from related parties	(8,707,897)
Other assets	(193,672)
Total nonallowable assets, deductions and charges	(8,901,569)
Net capital before haircuts	20,735,773
Haircuts on cash equivalents	(1,233,299)
Net capital	$ 19,502,474
Computation of basic net capital requirements	
Minimum net capital required	$ 250,000
Excess net capital	$ 19,252,474
Percentage of net capital to aggregate debits	N/A

No material differences exist between the above computations and the computations included in the unaudited amended FOCUS Report as of December 31, 2008, as filed on February 25, 2009.

Archipelago Securities, LLC
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 — Schedule II

Credit Balances	
1. Free credit balances and other credit balances in customers' security accounts	-
2. Monies borrowed collateralized by securities carried for the accounts of customers	-
3. Monies payable against customers' securities loaned	-
4. Customers securities failed to receive	-
5. Credit balances in firm accounts which are attributable to principal sales to customers	-
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-
7. Market value of short securities count differences over 30 calendar days old	-
8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or or the issuer during the 40 days	-
10. Other (List)	-
11. Total Credits	-
Debit Balances	
12. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	-
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
14. Failed to deliver of customers' securities not older than 30 calendar days	-
15. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts	-
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization	-
17. Other (List)	-
18. Aggregate debit items	-
19. Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))	-
20. Total 15c3-3 Debits	-
21. Excess of total debits over total credits	-
22. Excess of total credits over total debits	
23. Required deposit	None

Archipelago Securities, LLC
Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 — Schedule III

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	
A.	Number of items	None

There were no material differences between the audited Computation for determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2008 Part IIA FOCUS filing dated as of February 25, 2009.

Archipelago Securities, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2008